UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42903

REPUBLIC POWER GROUP LIMITED

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore, 569874

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry Into Share Purchase Agreement and Technology Service Agreement

On April 8, 2026, Republic Power Group Limited (“RPGL”, the “Company”, “we”, “us” or “our”), a British Virgin Islands company listed on Nasdaq, entered into a sale and purchase agreement (the “Purchase Agreement”) with NVTH Limited (the “Seller”) and a master software source code transfer agreement (the “Technology Services Agreement”) with the Seller and its affiliate, NVTHK Limited (collectively, the “Vendors”).

Pursuant to the Purchase Agreement, the Company has agreed to acquire from the Seller 10% of the issued share capital of NVC Partners Limited (the “Target”), a British Virgin Islands business company and a wholly owned subsidiary of the Seller, that, together with its subsidiaries, principally engages in the business of software development in relation to digital assets trading. Pursuant to the Technology Services Agreement, the Vendors will grant the Company certain rights and access to proprietary software systems, including a real-world asset tokenization platform and a related secondary trading infrastructure, together with associated technical support, training, and maintenance services for a period of one year. The Company will also receive ongoing usage rights to certain underlying technology components necessary for the operation and further development of the platform.

The Company agreed to pay the Seller US$5,200,000 under the Purchase Agreement, and US$2,800,000 to the Vendors under the Technology Service Agreement, respectively, as consideration. The total consideration is payable in cash in installments, as follows: (1) US$3,200,000 by April 10, 2026; (2) US$2,400,000 by May 15, 2026; and (3) US$2,400,000 by June 15, 2026.

The transfer of 10% equity interest of the Target from the Seller to the Company is completed on April 22, 2026. The Purchase Agreement and Technology Services Agreement contain customary representations and warranties from both parties and customary closing conditions.

The foregoing summary of the Purchase Agreement and the Technology Services Agreement is subject to, and qualified in its entirety by, such documents. Copies of the Purchase Agreement and the Technology Services Agreement are attached hereto as Exhibit 10.1 and Exhibit 10.2 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: April 27, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Purchase Agreement dated April 8, 2026 by and between Republic Power Group Limited and NVT Limited
10.2	Master Software Source Code Transfer Agreement dated April 8, 2026 by and between Republic Power Group Limited and NVTH Limited and NVTHK Limited

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